UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Phoenix Technologies Ltd.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

719153108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,273,209
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,273,209
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 628,024
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 628,024
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,777,345
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,777,345
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,405,369
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,405,369
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,273,209
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,273,209
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,678,578
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,678,578
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,678,578
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,678,578
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,678,578
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,678,578
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,678,578
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,678,578
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,678,578
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,678,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,678,578
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,678,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,678,578
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,678,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,678,578
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,678,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, PCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 4,678,578 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund is approximately $11,895,404.75, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 35,008,787 Shares outstanding as of July 29, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2009.

A.	Value and Opportunity Master Fund

(a)	As of the date hereof, Value and Opportunity Master Fund beneficially owns 2,273,209 Shares.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 2,273,209
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,273,209
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

B.	RCG PB

(a)	As of the date hereof, RCG PB beneficially owns 1,777,345 Shares.

Percentage: 5.1%

(b)	1. Sole power to vote or direct vote: 1,777,345
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,777,345
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 719153108

(c)	The transactions in the Shares by RCG PB since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As of the date hereof, Enterprise Master Fund beneficially owns 628,024 Shares.

Percentage:  1.8%

(b)	1. Sole power to vote or direct vote: 628,024
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 628,024
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

D.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 2,273,209 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 2,273,209
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,273,209
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 628,024 Shares owned by Enterprise Master Fund and (ii) 1,777,345 Shares owned by RCG PB.

Percentage: 6.9%.

(b)	1. Sole power to vote or direct vote: 2,405,369
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,405,369
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Enterprise Master Fund and RCG PB are set forth in Schedule A and incorporated by reference.

CUSIP NO. 719153108

F.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 2,273,209 Shares owned by Value and Opportunity Master Fund, (ii) 1,777,345 Shares owned by RCG PB and (iii) 628,024 Shares owned by Enterprise Master Fund.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 4,678,578
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,678,578
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

G.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 2,273,209 Shares owned by Value and Opportunity Master Fund, (ii) 1,777,345 Shares owned by RCG PB and (iii) 628,024 Shares owned by Enterprise Master Fund.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 4,678,578
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,678,578
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	RCG Holdings

(a)
RCG Holdings, as the majority shareholder of Cowen, may be deemed the beneficial owner of the (i) 2,273,209 Shares owned by Value and Opportunity Master Fund, (ii) 1,777,345 Shares owned by RCG PB and (iii) 628,024 Shares owned by Enterprise Master Fund.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 4,678,578
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,678,578
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 719153108

(c)
RCG Holdings did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 2,273,209 Shares owned by Value and Opportunity Master Fund, (ii) 1,777,345 Shares owned by RCG PB and (iii) 628,024 Shares owned by Enterprise Master Fund.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,678,578
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,678,578

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 2,273,209 Shares owned by Value and Opportunity Master Fund, (ii) 1,777,345 Shares owned by RCG PB and (iii) 628,024 Shares owned by Enterprise Master Fund.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,678,578
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,678,578

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP NO. 719153108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
its investment manager

RCG PB, LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RCG STARBOARD ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 719153108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

11,819	2.3243	11/03/09
77,340	2.3423	11/03/09
9,800	2.4800	11/04/09
3,626	2.4630	11/04/09
76,932	2.5175	11/04/09
2,499	2.5723	11/05/09
63,247	2.6162	11/05/09
4,900	2.6600	11/05/09

RCG PB, LTD

9,165	2.3243	11/03/09
59,978	2.3423	11/03/09
7,600	2.4800	11/04/09
2,812	2.4630	11/04/09
59,661	2.5175	11/04/09
1,938	2.5723	11/05/09
49,048	2.6162	11/05/09
3,800	2.6600	11/05/09

RAMIUS ENTERPRISE MASTER FUND LTD

3,136	2.3243	11/03/09
20,519	2.3423	11/03/09
2,600	2.4800	11/04/09
962	2.4630	11/04/09
20,410	2.5175	11/04/09
663	2.5723	11/05/09
16,780	2.6162	11/05/09
1,300	2.6600	11/05/09